June 20, 2013

VIA EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Natus Medical Incorporated

Form 10-K for the year ended December 31, 2012

Filed April 10, 2013

Amendment No. 1 to Form 8-K dated June 29,2012

Filed May 1, 2013

File No. 000-33001

Dear Mr. Vaughn:

Thank you for your letter dated June 5, 2013 and your comments regarding our filings. Below please find your comments and our corresponding responses. Natus Medical and its management strive to provide disclosures that are informative and accurate. We welcome these comments as a means to enhance our disclosures and ensure that we are fully compliant with all of the disclosure requirements of the Unites States Securities and Exchange Commission.

In response to your specific request (page 3 of your letter), in connection with our response, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses:

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition, page 38

Carrying value of intangible assets and goodwill, page 41

1.	We note your disclosures regarding your impairment testing as of October 1, 2012. You state that the impairment testing indicated that the fair value of your European reporting unit exceeded the carrying value by only 17%. Please explain your basis for concluding that this unit’s fair value significantly exceeds its book value. For any reporting units where the fair value does not substantially exceed the carrying value, please revise future filings to provide expanded disclosure. In this regard, disclose the amount of goodwill allocated to the reporting unit, the degree of uncertainty associated with key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please provide us with any proposed revised disclosures.

To clarify – the use of the word “significantly” was in reference to our assessment of goodwill for all of our reporting units in the aggregate. Although not included in our disclosure, the fair value of our reporting units in aggregate exceeded their carrying value by 53%, which we believe to be a significant excess. We did quantify the excess for the reporting unit with the least excess (Europe) noting only that its carrying value exceeded fair value by 17%.

In the future, for any reporting units where the fair value does not substantially exceed the carrying value, we will provide expanded disclosure, including the amount of goodwill allocated to the reporting unit, the degree of uncertainty associated with key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Those disclosures will include our key assumptions. For our analysis as of October 2, 2012 those key assumptions were forecasted revenue growth, EBITDA, and discount rates. If, for example, in the future, the fair value of our European reporting unit does not substantially exceed its carrying value we would likely disclose that revenue growth represents the largest risk to our analysis because it is dependent on the economic recovery in France and Germany.

Liquidity and Capital Resources, page 47

2.	We note the significant increase in your accounts receivable balance at December 31, 2012, but do not see a corresponding discussion of the factors that led to the increase. Please tell us and revise future filings to discuss the factors contributing to this increase. Also discuss the typical payment terms that you offer to customers and explain the factors you consider in determining your allowance for doubtful accounts.

The increase in our accounts receivables as of December 31, 2012 as compared to December 31, 2011 of $34.5 million is primarily attributable to our acquisition of Nicolet, with an AR balance of $23.1 million as of the end of 2012, with no corresponding balance at December 31, 2011. In addition, an invoice issued to an international ministry of health customer in Q1-12 for $1.7 million that is backed by a letter of credit remained unpaid as of December 31, 2012. The remaining increase of $9.7 million was driven primarily by an inability to timely apply cash received to open accounts receivable, which prevented us from preparing customer statements. These factors resulted primarily because of our ERP system implementation in North America in September 2012.

Our standard payment terms are 30 days, but some of our customers are governments or quasi government agencies that typically have a longer payment cycle than as provided by our standard terms. We use a process of specific identification for determining our allowance for doubtful accounts, as more fully described in the Footnote No. 1 to the Financial Statements contained in Item 15 of the Form 10-K. We will ensure future filings provide appropriate qualitative analysis of significant changes in liquidity.

Note 16 – Segment, Customer and Geographic Information, page F-35

3.	We note that you operate in one reportable segment. We further note your discussions of your two different product families, Neurology and Newborn Care and Other. To help us better understand your segment reporting, please address the following:

•	Provide us with a summary of your analysis of who is your chief operating decision maker pursuant to FASB ASC 280-10-50-5.

•	Tell us how you evaluated your product families to determine whether they met the criteria for an operating segment outlined in FASB ASC paragraph 280-10-50-1.

•	To the extent that you aggregated operating segments, please explain to us how they met the aggregation criteria outlined in FASB ASC paragraph 280-10-50-11.

•	Explain how the acquisitions of Nicolet and Embla Systems LLC impacted your segment analysis.

Our chief operating decision maker (“CODM”) is our President. Our President is responsible for the overall management of the Company’s operations, the allocation of resources across the business, and evaluation of the organization’s performance.

In the Company’s Form 10-K for the year ended December 31, 2011 the Company stated that it categorized its products into the following product families: Hearing, Neurology, and Newborn Care. For the Company’s 2012 Form 10-K we combined the Hearing and Newborn Care product families into one category, Newborn Care. This did not result in any significant change to the content of management reports used by the CODM from 2011 to 2012. The CODM reviews revenue results of products in the product families; however, gross profit or other profitability metrics are not prepared at the product line level. Consequently, we do not believe that our product family categories qualify as operating segments.

Our CODM receives monthly and quarterly financial information that summarizes operating metrics (cost of sales, gross profit, operating expenses, and operating profit) at the subsidiary level (i.e. legal entity). The preparation of information at this level is done primarily because of statutory requirements of the local jurisdictions the Company operates in. The CODM makes decisions about allocation of resources and evaluation of the organization’s performance based on our consolidated results and forecasts. Following are examples of how allocation of resources is done at the consolidated level: Continuing research and development activities for the benefit of the world-wide organization are managed and performed at a limited number of subsidiary locations under the direction of a Global Vice President Engineering. Many significant general and administrative costs are inconsistently budgeted and absorbed at either the corporate or subsidiary level.

The Company and its significant subsidiaries (i.e. legal entities) consist of Natus Medical Incorporated and Embla in the United States, Nicolet in the United States, Ireland, and the United Kingdom, Excel-Tech Ltd. in Canada, Natus Europe GmbH in Germany, Natus France in France, Alpine in Denmark, and Medix in Argentina. Some of these subsidiaries develop, manufacture, and sell products from both of our product family categories.

We do not view our product families or subsidiaries as operating segments; consequently, no aggregation was performed.

The acquisitions of Nicolet and Embla significantly increased our revenue in the Neurology product family; however, as we integrated these businesses into our pre-existing operations, there were significant costs supporting these two businesses that were not allocated to their operations (i.e. research and development, as discussed above). Consequently, these acquisitions did not impact our prior determination that we operate in one reportable segment.

Note 19 – Fair Value Measurements, page F-37

4.	We note that during the year ended December 31, 2012, you recorded impairment charges of $560,000 related to the impairment of trade names. We do not see where you have provided the fair value disclosures for non-recurring fair value measures required by FASB ASC paragraphs 820-10-50-1 and 2. Please revise your future filings accordingly or otherwise tell us how your current disclosures comply with such requirements.

Per the staff’s request we will in our future filings clarify our disclosure of trade name impairment to include documentation of the assumptions used as well as a reconciliation of the beginning and ending balances on a comparable basis.

Amendment No. 1 to Form 8-K dated June 29, 2012

5.	We note that on July 2, 2012 you acquired the Nicolet neurodiagnostic business from Care Fusion for $57.9 million cash. We further note that you filed the audited Statement of Assets Acquired and Liabilities Assumed as of June 30, 2012 and Statement of Revenues and Direct Expenses for the year ended June 30, 2012. Please provide us with your calculation of the significance of this acquisition. Explain how your presentation of just one year of audited financial statements complies with Rule 3-05 of Regulation S-X.

Below are our calculations of the significance of this acquisition and the basis for our conclusion that only one year of audited financials was required in our 8-K/A (dollars in thousands):

	Nicolet	Natus	Percent	Reporting Requirement
Investment	$55,487	$314,846	17.6	None
Assets	$65,186	$314,846	20.7	1 year
Pre-tax income (loss)	($90,343)	$15,719	574.7	3 years

For the investment and assets tests, the denominator is the consolidated assets of Natus as of December 31, 2011. For the pre-tax income test the denominator is the average of Natus’ pre-tax income for the five year period ended December 31, 2011 (sum of $16,483 + $27,315 + $17,083 + $17,713 + $0, divided by five).

Inclusion of an impairment charge in the pre-tax significance test results in a significance level of more than 50% that would result in a requirement to provide three years of audited financial statements, a result that we believe to be anomalous. We believe the charge was directly a result of the determination by CareFusion to sell the Nicolet business and the resulting change to held for sale status. Focusing solely on what we believe to be the “core” operations of the Nicolet business results in a significance level of 34.9%, which requires financial statements to be presented for only the most recent year (dollars in thousands):

	Nicolet	Natus	Percent	Reporting Requirement
Pre-tax income (loss) excluding impairment charge	($5,482)	$15,719	34.9	1 year

We have corresponded several times with Staff at the SEC Division of Corporate Finance on both the form and content of the audited financial statements, most recently on June 14, 2013. We could forward copies of those correspondences to you if you wish.

In closing

Once again, we want to thank you for your review of our filings with the Commission and your related comments. We trust that our responses have been adequate and to the point. Please let us know if you believe we have incorrectly applied generally accepted accounting principles or the rules and regulations of the Federal securities laws in our filings with the Commission and we will cooperate with you as fully as we can to reach a resolution of those matters.

Very truly yours,

/s/ Jonathan A. Kennedy
Jonathan A. Kennedy Senior Vice President and Chief Financial Officer Natus Medical Incorporated